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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 APR 14 AM 7:21

Santos



03050920

SUPPL

Date: Thu 10 Apr 2003 04:34:03 AM EDT

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 2

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



Week Ending 10th April 2003

Wildcat Exploration Wells

Montgomery 1

Type	Exploration Well	
Location	Offshore Western Australia, Carnarvon Basin WA 149P, 15km W of the Wonnich Gas Field, and some 32km NW of Barrow Island.	
Status at 0500hrs 10/04/03 (WST)	Pulling out of hole for a bit change. The current depth is 1034m with 567m progress for the week.	
Planned Total Depth	3682m	
Interest	Apache Oil Australia	48.8150%
	Tap (Shelfal) Pty Ltd	22.4740%
	Santos Group	18.7110%
	Pan Pacific Petroleum (SA) Pty Ltd	10.00%
Operator	Apache Oil Australia	

Dawdy 1

Type	Exploration Well	
Location	Matagorda County, Texas	
Status at 1500hrs 09/04/03 (Houston Time)	Drilling ahead. Depth and progress for the week is 439m. Dawdy 1 spudded on 08/04/03.	
Planned Total Depth	4572m	
Interest	Santos Group	25%
Operator	Brigham Oil and Gas	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 10th April, 2003 Santos Limited also participated in 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com